Exhibit 99.1

E-House Reports First Quarter 2013 Results

SHANGHAI, China, May 15, 2013 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2013.

First Quarter 2013 Financial and Operating Highlights

•                      Total gross floor area (“GFA”) of new properties sold was 4.4 million square meters, an increase of 135% from the same quarter of 2012. Total value of new properties sold increased by 167% year-on-year to RMB39.1 billion ($6.2 billion)(1).

•                      Total revenues increased by 97% year-on-year to $116.6 million.

•                      Non-GAAP(2) income from operations was $0.8 million.

•                      Non-GAAP net income attributable to E-House shareholders was $4.2 million, or $0.03 per diluted American depositary share (“ADS”).

Xin Zhou, co-chairman and CEO of E-House said, “E-House adjusted its strategies and cost structure amid real estate market fluctuations in the past two years, resulting in a more focused and streamlined business that is better able to adapt to changing market conditions. During the first quarter of 2013, two of our main business components, our primary agency business and our online real estate advertising and e-commerce business, saw significant growth of over 170% and nearly 90%, respectively. On top of the strong gains in traditional online advertising, our real estate e-commerce business has become an important growth driver for the online segment. If last year’s first quarter represented the nadir for E-House’s business, we believe the first quarter of 2013 signified a clear turn-around of our business and formed a solid base for our overall growth this year.”

Mr. Zhou continued, “Innovation has always been a core component of our vision. Tomorrow, we will launch our CRIC Home Price series, also referred to as our China Real Estate Price System or CPRS, another unique set of products in the industry. The CRIC Home Price series includes a primary home price index for 288 cities in China, a secondary home price index for 66 cities, and home price appraisals and recommended pricings for every newly built home in 12 key cities as well as secondary home price estimates within those 12 cities. The CRIC Home Price series has gone through industry expert scrutiny and obtained a patent in China. In addition, to target the growing number of mobile Internet users in China, we recently launched our mobile application, Pocket Leju, which allows users to search for new and secondary homes to buy or rent, with price and listing source information as well as transaction tools. The application has been downloaded by approximately 700,000 users in the first month since its launch. These new and innovative products and services will enable us to better serve our developer clients, along with consumers, and further strengthen our competitive and leadership position in the industry.”

Bin Laurence, E-House’s CFO, added, “Since the implementation of our cost-control and new incentive measures last year, which aligned our cost structure with the changing market environment, our operating income has improved consistently over the last few quarters. That trend continued in the first quarter of this year with roughly doubled year-on-year revenues yet relatively flat SG&A expenses. We expect to see significant improvement in profitability along with top-line growth this year.”

(1)  This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.2780 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the first quarter of 2013.

(2) E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS,  and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

First Quarter 2013 Results

Total revenues were $116.6 million, an increase of 97% from $59.1 million for the same quarter of 2012, primarily driven by E-House’s real estate brokerage services and real estate online services.

Revenues from real estate brokerage services were $59.4 million, an increase of 151% from $23.6 million for the same quarter of 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $56.4 million, an increase of 171% from $20.8 million for the same quarter of 2012, driven by a 135% increase in the total GFA of new properties sold and a 167% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $3.0 million, a slight increase from $2.8 million for the same quarter of 2012.

Revenues from real estate online services were $39.8 million, an increase of 89% from $21.1 million for the same quarter of 2012, contributed by growth in both traditional online advertising and e-commerce revenues.

Revenues from real estate information and consulting services were $11.7 million, an increase of 17% compared to $9.9 million for the same quarter of 2012, due to a revenue increase from information services which was partially offset by a revenue decrease from consulting services as the Company continued to shift its focus to the more scalable real estate information business.

Revenues from other services were $5.7 million, an increase of 30% from $4.5 million for the same quarter of 2012. Other services include offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $52.0 million, an increase of 38% from $37.7 million for the same quarter of 2012, due to increased revenues.

Selling, general and administrative (“SG&A”) expenses were $75.0 million, slightly down compared to $77.5 million in the same quarter of 2012.

Loss from operations was $10.3 million, compared to loss of $54.6 million for the same quarter of 2012. Non-GAAP income from operations was $0.8 million, compared to non-GAAP loss from operations of $39.8 million for the same quarter of 2012.

Net loss was $6.2 million, compared to net loss of $34.0 million for the same quarter of 2012. Non-GAAP net income was $3.5 million, compared to non-GAAP net loss of $20.0 million for the same quarter of 2012.

Net loss attributable to E-House shareholders was $5.4 million, or $0.05 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $25.9 million, or $0.33 loss per diluted ADS, for the same quarter of 2012. Non-GAAP net income attributable to E-House shareholders was $4.2 million or $0.03 per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $16.8 million, or $0.21 loss per diluted ADS, for the same quarter of 2012.

Cash Flow

As of March 31, 2013, the Company’s cash and cash equivalents balance was $206.3 million. First quarter 2013 net cash used in operating activities was $43.0 million, mainly attributable to an increase in customer deposits of $46.3 million and a decrease of $13.1 million in payroll and welfare payables, partially offset by a decrease in accounts receivable of $10.1 million and non-GAAP net income of $3.5 million. Net cash used in investing activities was $9.7 million, mainly comprised of $9.2 million for purchase of property and equipment. Net cash proceeds from financing activities were $47.8 million, mainly comprised of $62.6 million proceeds of the issuance of new ordinary shares to management, partially offset by $14.9 million paid for share repurchases.

Business Outlook

The Company increased its fiscal 2013 total revenue guidance from the previously guided amount of approximately $550 million to approximately $600 million, which would represent an increase of approximately 30% from $462.4 million in 2012. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on May 15, 2013 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 22, 2013:

International:	+1-646-254-3697
Passcode:	68640804

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 245 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries are recurring expenses that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	March 31,
	2012	2013
ASSETS
Current assets
Cash and cash equivalents	210,841	206,284
Restricted cash	2,749	9,271
Marketable securities	3,685	—
Customer deposits, net	92,624	139,345
Accounts receivable, net	304,600	288,931
Properties held for sale	612	5,505
Deferred tax assets, net	41,212	41,270
Prepaid expenses and other current assets	15,964	25,328
Amounts due from related parties	319	1,764
Total current assets	672,606	717,698
Property and equipment, net	41,410	40,243
Intangible assets, net	175,042	165,764
Investment in affiliates	34,949	37,265
Goodwill	49,401	49,444
Customer deposits, non-current, net	744	778
Other non-current assets	37,810	41,233
Total assets	1,011,962	1,052,425

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,412	6,935
Accrued payroll and welfare expenses	69,028	55,768
Income tax payable	56,142	52,396
Other tax payable	24,864	23,584
Amounts due to related parties	4,282	4,358
Advance from property buyers	2,803	9,526
Deferred revenue	13,601	17,262
Liability for exclusive rights, current	16,973	23,283
Dividend payable	—	19,947
Other current liabilities	27,178	26,874
Total current liabilities	222,283	239,933
Deferred tax liabilities	36,926	36,926
Liability for exclusive rights, non-current	5,919	—
Other non-current liabilities	1,720	1,599
Total liabilities	266,848	278,458
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 118,242,281 and 132,978,300 shares issued and outstanding, as of December 31, 2012 and March 31, 2013, respectively	118	133
Additional paid-in capital	841,536	875,762
Subscription receivables	(12)	(49)
Accumulated deficit	(157,835)	(163,962)
Accumulated other comprehensive income	55,118	56,551
Total E-House equity	738,925	768,435
Non-controlling interests	6,189	5,532
Total equity	745,114	773,967
TOTAL LIABILITIES AND EQUITY	1,011,962	1,052,425

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2012	2013

Revenues	59,137	116,607
Cost of revenues	(37,675)	(51,988)
Selling, general and administrative expenses	(77,547)	(75,037)
Other operating income, net	1,502	94
Loss from operations	(54,583)	(10,324)

Interest income	741	423
Other income (expense), net	(221)	(114)
Loss before taxes and equity in affiliates	(54,063)	(10,015)
Income tax benefit	20,240	2,157
Loss before equity in affiliates	(33,823)	(7,858)
Income (Loss) from equity in affiliates	(150)	1,679
Net loss	(33,973)	(6,179)

Less: net loss attributable to non-controlling interests	(8,049)	(755)

Net loss attributable to E-House shareholders	(25,924)	(5,424)

Loss per share:
Basic	(0.33)	(0.05)
Diluted	(0.33)	(0.05)
Shares used in computation:
Basic	79,074,043	118,453,504
Diluted	79,074,043	118,453,504

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.2689 on March 31, 2013 and USD1 = RMB6.2780 for the three months ended March 31, 2013.

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2012	2013

Net loss	(33,973)	(6,179)
Other comprehensive income
Foreign currency translation adjustment	523	1,530

Comprehensive loss	(33,450)	(4,649)

Less: Comprehensive loss attributable to non-controlling interest	(7,915)	(658)
Comprehensive loss attributable to E-House shareholders	(25,535)	(3,991)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2012	2013
	(unaudited)	(unaudited)

GAAP loss from operations	(54,583)	(10,324)
Share-based compensation expense	9,085	5,461
Amortization of intangible assets resulting from business acquisitions	5,738	5,634
Non-GAAP income (loss) from operations	(39,760)	771

GAAP net loss	(33,973)	(6,179)
Share-based compensation expense (net of tax)	9,085	5,461
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,935	4,226
Non-GAAP net income (loss)	(19,953)	3,508

GAAP net loss attributable to E-House shareholders	(25,924)	(5,424)
Share-based compensation expense (net of tax and non-controlling interests)	6,514	5,461
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,613	4,136

Non-GAAP net income (loss) attributable to E-House shareholders	(16,797)	4,173

GAAP net loss per ADS — basic	(0.33)	(0.05)

GAAP net loss per ADS — diluted	(0.33)	(0.05)

Non-GAAP net income (loss) per ADS — basic	(0.21)	0.04

Non-GAAP net income (loss) per ADS — diluted	(0.21)	0.03

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	79,074,043	118,453,504

Shares used in calculating diluted GAAP net loss attributable to shareholders per ADS	79,074,043	118,453,504

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	79,074,043	121,364,865

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2012	2013
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	1,863	4,370
Total value of new properties sold (millions of RMB)	14,621	39,066
Total value of new properties sold (millions of $)	2,321	6,223